Exhibit 12.1

                                 GlobeSpan, Inc.
                Computation of Ratio of Earnings to Fixed Charges
                             (Amounts in thousands)

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                                                                                             For the Years Ended        Three Months
                                             Seven Months Ended   Five Months Ended                                         Ended
                                                 07/31/1996          12/31/1996       1997    1998      1999      2000       2001
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Pre-tax income (loss) from continuing
operations before adjustment for minority
interests in consolidated subsidiaries or
income or loss from equity investees
                                             $         (2,419)    $        (800)    $1,142  $(8,046)  $(5,565) $(181,407)  $(89,162)
                                             =======================================================================================

Fixed charges:  Interest expense and
amortization of debt discount and premium
on all indebtedness                                         -                 -          -      189       448      3,000        240


Rentals:

Buildings - 33%                                            70                80         93      174       192        521        332

Preferred - Stock Dividend requirements of
consolidated subsidiaries                                   -                 -          -        -     3,466          -          0
                                             ---------------------------------------------------------------------------------------

Total Fixed Charges                                        70                80         93      174     3,658        521        332
                                             =======================================================================================
Pre-tax income (loss) from continuing
operations before adjustment for minority
interests in consolidated subsidiaries or
income or loss from equity investees plus
fixed charges, less preferred stock
dividend requirements of consolidated
subsidiaries                                           (2,349)             (720)     1,235   (7,872)   (5,373)  (180,886)   (88,830)
                                             =======================================================================================

Ratio of Earnings to Fixed Charges                        (34)               (9)        13      (45)       (1)      (347)      (267)
                                             =======================================================================================


Due to the Company's losses in the seven months ended July 31, 1996, the five months ended December 31, 1996, and the years ended
December 31, 1998, 1999 and 2000, the ratio coverage was less than 1:1. The Company must generate additional earnings of $89,162,
$2,419, $800, 8,046, $9,031, $ and 181,407 to achieve a coverage ration of 1:1. in the three months ended March 31, 2001, the period ended March 31, 2001, the period ended July 31, 1996, the five months ended December 31, 1996, and the years ended December 31,
1998, 1999 and 2000, respectively.
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